Exhibit 99.1

Bright Scholar Announces US$100 Million Share Repurchase Program

FOSHAN, April 26, 2018 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that its board of directors has approved a share repurchase program to repurchase up to US$100 million worth of its outstanding American depositary shares (“ADSs”) representing its Class A ordinary shares within the next twelve months, subject to market conditions.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Under the share repurchase program, the Company may periodically repurchase its ADSs for cash in various means, including without limitation, open market purchases, block transactions and privately negotiated transactions, in compliance with applicable federal securities laws. In addition, the share repurchase program may be modified, suspended or terminated by the Company’s board of directors any time without prior notice. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including without limitation, price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors. Repurchases under the share repurchase program will be funded from the Company’s existing cash and cash equivalents or future cash provided by operating activities. As of February 28, 2018, the Company had cash and cash equivalents and restricted cash of RMB1, 906.8 million.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2018, Bright Scholar operated 62 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first six months of the 2018 school year ended February 28, 2018, Bright Scholar had an average of 34,251 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the implementation of the share repurchase program, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com